SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

International load factor is the best recorded in our history for May

Domestic yield increased a high single digit compared to last month

São Paulo, June 14, 2010 – (BOVESPA:TAMM4, NYSE: TAM) Brazilian National Civil Aviation Agency (ANAC) disclosed today the operating data for May 2010.

TAM Airlines

Domestic market

Comparing May 2010 with the same period of the previous year, our demand (in RPKs) growth 9.4%, witch combined to an increase of 8.6% in our supply (in ASKs), drove to an increase in our load factor by 0.4 p.p. reaching 57.1%. Our market share for the month was 40.9%.

In the period from January to May 2010, compared to 2009, we grew in demand by 12.5%, while our supply grew 7.4%, resulting in an increase in our load factor by 2.9 p.p. to 65.6%. Our market share for the period was 42.1%.

As mentioned last month, April and May are seasonally the weakest months of the year, which is reflected in load factors presented. Nevertheless, we increased our domestic yield by a high single digit when compared to the previous month. This increase in yield reflects rationality observed so far in the market, allowing an increase in tariffs, combined to a better quality of the yield, due to the profile of passengers flying by business purposes, concentrated at peak hours.

According to our expectations and as observed in the first days of the month, in June, our yield should continue recording sequential increase.

International market

In the international market, we haven’t observed demand reduction due to seasonality, and for the eighth consecutive month, we increased our load factor comparing to the same month of the previous year reaching 77.8%, the best May in our history. We observed an expressive increase of 12.3 p.p. due to the combination of the increase in demand by 22.5% with a supply increase by 3.1%. Our market share for the month was 87.9%.

In the period from January to May 2010, our load factor reached 76.5%, an increase of 5.8 p.p. compared to the same period of the previous year. Our market share for the period was 84.3%.

International yield in dollars shall remain above comparing to the same month of the previous period and flat in the sequential comparison.

On May 13th we celebrated our entry into the Star Alliance, the largest airline alliance in the world, bringing us to a new level in our journey towards the consolidation of TAM as a global Brazilian airline. As an estimate, we expect an increase of US$ 60 million per year in our revenues after entering into the Star Alliance. The experiences reported by other companies show that the number of transported passengers increases by 3% to 5% per year after entering into the alliance. We are the seventh largest airline in the Star Alliance, witch with our input, now offers more than 21 thousand flights a day, flying to over 1,100 airports worldwide.

Pantanal Airlines

Comparing May 2010 to May 2009, once again we achieved an important sequential increase in the load factor by 8.6 percentage points. This increase is the result of an increase of 25.3% in demand, combined to a supply rising by 8.2%. Compared to April 2010, the load factor increased by 1.9 percentage points. May’s market share was 0.16%.

In the period from January to May, we had a load factor 7.1 percentage points higher than the same period last year. The market share of the period was 0.13%.

We continue to observe important improvements on punctuality and regularity indexes, highly valued attributes, and witch increase passengers’ reliance on the company.

In May, TAM and Pantanal reactivated a codeshare agreement to six destinations in three different Brazilian States from São Paulo: Araçatuba, Bauru, Marília e Presidente Prudente (SP), Juiz de Fora (MG) e Maringá (PR).

Tables

See below our operating data for the month of April and for the period from January to May:

Domestic Market	May 2010	May 2009	Var. % YoY	April 2010	Var. % MoM	Jan-May 2010	Jan-May 2009	Var. % YoY
TAM
ASK (millions) – Supply	3.480	3.204	8,6%	3.375	3,1%	17.248	16.056	7,4%
RPK (millions) – Demand	1.988	1.817	9,4%	2.117	-6,1%	11.317	10.062	12,5%
Load Factor	57,1%	56,7%	0,4p.p.	62,7%	-5,6p.p.	65,6%	62,7%	2,9p.p.
Market share	40,9%	44,9%	-4p.p.	42,1%	-1,2p.p.	42,1%	48,6%	-6,5p.p.

Pantanal
ASK (millions) – Supply	12	11	8,2%	11	8,4%	58	52	10,5%
RPK (millions) – Demand	8	6	25,3%	7	11,8%	35	28	25,1%
Load Factor	63,0%	54,4%	8,6p.p.	61,1%	1,9p.p.	60,9%	53,8%	7,1p.p.
Market share	0,16%	0,15%	0,01p.p.	0,14%	0,02p.p.	0,13%	0,14%	-0,01p.p.

International Market	May 2010	May 2009	Var. % YoY	April 2010	Var. % MoM	Jan-May 2010	Jan-May 2009	Var. % YoY
TAM
ASK (millions) – Supply	2.173	2.107	3,1%	1.964	10,6%	10.414	10.279	1,3%
RPK (millions) – Demand	1.692	1.381	22,5%	1.461	15,8%	7.971	7.266	9,7%
Load Factor	77,8%	65,5%	12,3p.p.	74,4%	3,4p.p.	76,5%	70,7%	5,8p.p.
Market share	87,9%	86,9%	1p.p.	85,4%	2,6p.p.	84,3%	85,8%	-1,5p.p.

About TAM: (www.tam.com.br)

We have been the leader in the Brazilian domestic market for more than four years, and held a 42.1% domestic market share and 85.4%  international market share in April 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.5 million tickets.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

Contacts

Investor Relations:

Líbano Miranda Barroso (CEO and Investor
Relations Director )
Ricardo Froes (CFO)
Jorge Bonduki Helito (IR Manager)
Marcus Vinicius Rojo Rodrigues (IR)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149

invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact:

MVL Comunicação
Phone.: (55) (11) 3594-0328
equipetam@mvl.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.